Exhibit 21.1
OIL STATES INTERNATIONAL, Inc.
SUBSIDIARIES

SUBSIDIARY	STATE/COUNTRY

Capstar Drilling, L.P.	Texas

Crown Camp Services Ltd	Alberta, Canada

General Marine Leasing, L.L.C.	Delaware

HWCES International	Cayman Islands

HWC Energy Services, Inc.	Delaware

HWC Limited	Louisiana

Hydraulic Well Control, L.L.C.	Delaware

Oil States Industries, Inc.	Delaware

Oil States Industries (Asia) Pte Ltd	Singapore

Oil States Industries (UK) Limited	United Kingdom

Oil States Skagit SMATCO L.L.C.	Delaware

PTI Group, Inc.	Alberta, Canada

PTI Premium Camp Services Ltd.	Alberta, Canada

Sooner Inc.	Delaware

Sooner Pipe, L.P.	Oklahoma

Stinger Wellhead Protection, Incorporated	Texas

Stinger Wellhead Protection (Canada) Incorporated	Alberta, Canada

A-Z Terminal Corporation	Oklahoma

Specialty Rental Tools & Supply, L.P.	Texas

PTI Travco Modular Structures Ltd.	Alberta, Canada